A Global Supply Chain Management Company! ™

September 8, 2009

VIA EDGAR CORRESPONDENCE

Mr. Joseph A. Foti

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Form 8-K, filed July 6, 2009

File No. 000-53405

Dear Mr. Foti:

Attached herewith is an Amendment No. 1 to the aforementioned Form 8-K regarding the share exchange for the purchase of Federal Logistics, Inc. and Optimized Transportation Software, Inc., which addresses the last two comments in your comment letter, dated August 13, 2009.

As to the first comment, we would like to more clearly explain that the preferred shares issued to Kevin P. Brennan occurred as a result of a separate, personal transaction with the shareholders of UREM. Although this separate transaction was completed at the same time as the share exchange, the transaction occurred directly between Mr. Brennan and the former shareholders, and the note issued by Mr. Brennan to the shareholders did not involve the company. As such there was no liability incurred by the Company and nothing should be recorded on the Company’s book for this transaction.

In connection with our response to the staff’s comments, this letter is acknowledgement by the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please feel free to call me with any follow up questions or comments.

Very truly yours,

By: /s/ Kevin P. Brennan

Kevin P. Brennan

Chief Executive Officer

Attachment

707 Grant Street, Suite 2307,   Pittsburgh, PA   15219   Phone: (412) 258-2260   Fax: (412) 258-2268   www.otmionline.com